Exhibit 12.1

Computation of Ratios of Earnings to Fixed Charges

	Predecessor					Successor
					Six Weeks	Forty-six		Pro forma
					Ended	Weeks		Year
					February	Ended		Ended
	Year Ended December 31,				11,	December 31,		December 31,
	2001	2002	2003	2004	2005	2005		2005
	(in thousands)

Income (loss) before taxes and minority interest:	$43,204	$47,216	$32,892	$51,645	$(9,261)	$(34,478)		$4,266
Add (subtract):
Equity in net income from affiliated companies	8	(6,646)	(3,212)	(10,249)	265	(3,108)		(7,783)
Dividends received from affiliates	5,560	1,000	44	7,189	—	6,500		6,500
Interest expense	10,585	8,055	7,386	6,541	741	35,517		40,844
Amortization of debt issuing costs	188	207	252	404	29	2,012		2,260
Portion of rents representative of an interest factor	2,265	2,193	2,168	2,197	266	2,040		2,306

Income (loss), as adjusted	$61,810	$52,025	$39,530	$57,727	$(7,960)	$8,483		$48,393

Fixed charges:
Interest expense	$10,585	$8,055	$7,386	$6,541	$741	$35,517		$40,844
Amortization of debt issuing costs	188	207	252	404	29	2,012		2,260
Portion of rents representative of an interest factor	2,265	2,193	2,168	2,197	266	2,040		2,306

Total fixed charges	$13,038	$10,455	$9,806	$9,142	$1,036	$39,569		$45,410

Ratio of earnings to fixed charges	4.74	4.98	4.03	6.31	— (a)	—	(a)	1.07

(a)              Ratio not shown due to coverage deficiency in the amount of $8,996 and $31,086 for the six weeks ended February 11, 2005 and the forty-six weeks ended December 31, 2005, respectively.